January 15, 2014

Jay Munford / Brian Sores
US Securities & Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Dynamic Energy Alliance Corporation Form 10-K for Fiscal Year Ended December 31, 2012 Filed April 16, 2013 Current Report Form 8-K Filed October 3, 2013 File no. 000-11050

Dear Sir(s):

Thank you for your comments and we apologize in the delay, as we wanted to ensure that all information was correct. Dynamic Energy Alliance Corporation is currently filing its amended 10-Q for the period ended September 30, 2013. In response to your inquiry dated November 26, 2013, the Exhibits on page 35 referenced are: Articles of Incorporation (3.1) and Amended Articles of Incorporation (3.2); all amendments thereto were filed in the State of Florida with the Secretary of State in the Department of Corporations. All future filings will contain this information and we sincerely apologize for the confusion. I have re-labeled these exhibits and specified their location in which will be referenced in all future filings accordingly.

As for the second item in your letter, referencing the disclosure on page 29 of the Company’s 10-Q ended September 30, 2013; the 10-Q has been amended to remove this confusion, as our Company does not meet the definition of a shell company. We have transitioned our business from one sector to another and the amended 10-Q now properly reflects this. We are still very actively involved in our business.

Thank you for your comments and I hope that this reply and the amended 10-Q addresses such concerns. We apologize for the confusion and once again, thank you for graciously allowing us to correct such disclosures. Please feel free to contact me with any additional questions or comments.

Sincerely,

Steven Frye
Chief Executive Officer